EXHIBIT A

[Natural Gas Services Group, Inc. Letterhead]

[Date]

Dear [ ]

This letter is to confirm that [Customer Name] has accepted title to and assumes all responsibility for the following Compressor purchases under Purchase Order [insert order number and date of the purchase order]. This contract includes the following jobs [insert job reference numbers]. [Customer] requests that the above-referenced completed compressor packages be temporarily stored at Natural Gas Services Group, Inc.'s facility located at 12301 West County Road 125, Odessa, TX. [Customer] currently has no place to hold the completed compressor packages and anticipates delivery to be made by [insert date]. [Customer] releases Natural Gas Services Group, Inc. from any liability or responsibility associated with the storage of said completed compressors.

The aforementioned applies with the exception of willful negligence by an NGSG employee or agent.

Sincerely,

_____________________________
[Insert name of authorized signatory]
[Insert name of Customer]